Exhibit 99.2

CERTIFICATE Of Qualified person

To accompany the report entitled: Independent Technical Report for the Condor Gold Project, Zamora Chinchipe Province, Ecuador, effective November 30, 2025.

I, Mark Wanless, residing at 47 Ball Crescent, Whitby, ON, Canada do hereby certify that:

1)	I am a Principal Geologist with the firm of SRK Consulting (Canada) Inc. (SRK) with an office at Suite 1500 – 155 University Avenue, Toronto, Ontario, Canada;

2)	I am a graduate of the University of Cape Town with a BSc (Hons) in Geology in 1995. I have practiced my profession continuously since 1996. During the past 28 years, I have undertaken numerous Mineral Resource estimates and audits for gold and multi commodity projects and operating mines in several countries across five continents;

3)	I am a professional Geoscientist registered with the South African Council for Natural Scientific Professionals (Registration No 400178/05). I am a Fellow of the Geological Society of South African and a Member of the Geostatistical Association of South Africa and a Member of the South African Institute of Mining and Metallurgy;

4)	I have personally inspected the subject project June 19-20, 2024;
5)	I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as a Qualified Person, I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;

7)	I am the co-author of this report and responsible for sections 3, 5, 6, 7, 8, 9, 10, 11, 12, 14, and 23 and shared responsibility for Sections 1, 2, 24, 25, 26, and 27 of the report and accept professional responsibility for those sections of this technical report;

8)	I have had no prior involvement with the subject property;

9)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;

10)	SRK Consulting (Canada) Inc. was retained by Silvercorp Metals Inc. to prepare a technical audit of the Condor Project. In conducting our audit, a gap analysis of project technical data was completed using CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and Canadian Securities Administrators National Instrument 43-101 guidelines. The preceding report is based on a site visit, a review of project files and discussions with Silvercorp Metals Inc. personnel;

11)	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Condor Project or securities of Silvercorp Metals Inc.; and

12)	That, as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Toronto, Ontario	/s/ Mark Wanless
Mark Wanless, PrSciNat
February 2, 2026	Principal Geologist